Mail Stop 3561

April 13, 2009

Murry S. Gerber
EQT Corporation
225 North Shore Drive
Pittsburgh, Pennsylvania 15212

   Re: **EQT Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 20, 2009
      Proxy Statement on Schedule 14A
      Filed March 5, 2009
      File No. 1-3551

Dear Mr. Gerber:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Item 1. Business, page 7

General, page 7

1. In the second paragraph on page nine we note your statement that "[i]f the capital markets become unconstrained, the Company believes it has a long-term sales volume growth potential of greater than 20% per year." We note a similar statement on page 43. Please elaborate upon this statement and your basis for your belief that if the capital

markets become unconstrained you have a long-term sales volume growth potential of
greater than 20% per year.

Item 2. Properties, page 19

2.   You state that in 2008 you drilled your first Utica exploratory well but that it will not be
completed until 2010 after you drill another well. Tell us if you have attributed proved
reserves to these wells and, if so, how much was attributed to each well.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 27

EQT Production, page 28

Overview, page 28

3.   Regarding the Marcellus Shale, please tell us as of December 31, 2008 the following:
        • how many proved reserves, if any, you have attributed to the Marcellus Shale;
        • how many wells you have drilled into this formation;
        • how many of these wells are producing from the Marcellus Shale and the rates
          they were producing; and
        • the number of proved undeveloped reserves and locations you have also classified
          as proved.

Equitable Distribution, page 37

Overview, page 37

4.   Please expand this section to elaborate on known material trends and uncertainties that
will have, or are reasonably likely to have, a material impact on your revenues or income
or result in your liquidity decreasing or increasing in any material way. In doing so,
provide additional information about the quality and variability of your earnings and cash
flows so that investors can ascertain the likelihood of the extent past performance is
indicative of future performance. In addition, please discuss in reasonable detail:

        • economic or industry-wide factors relevant to your company, and
        • material opportunities, challenges and risks in the short and long term and the
          actions you are taking to address them.

For example, we note your disclosure on page 12 that states you saw a reduction in
FRAC spreads and in your storage and commercial margins in the latter half of 2008.
Please explain what market condition caused these reductions, the effect these reductions
will have on your profit margins and if you expect further reductions or an increase in
these spreads. We also note your statement on page 39 and elsewhere in your filing that a
continued downturn will raise your bad debt expense. To the extent material, you should

discuss the impact this possible bad debt expense may have on your operations and liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Fiscal Year Ended December 31, 2008 vs. December 31, 2007, page 38

5.   We note your statement on page 38 that your commercial and industrial revenues increased, in part, due to an increase in usage by one industrial customer. Please state whether you expect this customer's increased level of usage to continue and if not, the effect it would have upon your commercial and industrial revenues.

Other Items, page 45

Pension Plans, page 46

6.   We note that you made cash contributions to your pension plan of approximately $3.4 million, $1.3 million and $1.8 million during 2008, 2007 and 2006. We also note that you expect to make a cash payment of $15 million to your pension in 2009, a notable increase over previous years. Please describe the reason for this increase and the impact, if any, that recent market conditions have had on your pension funding obligations.

Financial Statements for the Fiscal Year Ended December 31, 2008

Statements of Consolidated Income, page 58

7.   We note your presentation of Cost of Sales and the subtotal titled Net Operating Revenues and have the following comments:

- Please tell us, and disclose to your readers somewhere appropriate in your filing, a description of the types of costs that you classify as Cost of Sales.
- If your Cost of Sales are solely the costs that you capitalize as Inventory, which we read on page 63, are comprised of natural gas stored underground and materials and supplies, please tell us how you considered whether you incur any other costs in providing your products and services that should be capitalized as Inventory and/or classified as Cost of Sales. Your response should also address how you determine which costs to classify as Cost of Sales and which costs to classify as Operating Expenses.
- Please tell us whether Cost of Sales includes any depreciation expense. If not, tell us how you considered the guidance in SAB Topic 11:B.
- Regardless of the above, since it appears from your disclosures that management uses the measure Net Operating Revenues to evaluate and manage your Midstream and Distribution businesses, we believe you should consider discussing and quantifying this measure in your segment footnote, and we believe you should continue to address this measure in your segmental analysis of results of operations within MD&A.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 63

Regulatory Accounting page 65

8.   We note your tabular disclosure of regulated net property, plant and equipment on page
        66. Please revise your disclosure here or in your property, plant and equipment
        accounting policy on page 64 to present regulated gross property, plant and equipment
        along with the related accumulated depreciation, as we believe this gross presentation
        provides important information to your investors. In this regard, between your
        disclosures here and on page 64, you currently are providing this information for your
        Distribution business but not for your Midstream business.

Revenue Recognition, page 68

9.   We read that only revenues associated with energy trading activities that do not result in
        physical delivery of an energy commodity (i.e. are settled in cash) are recorded using
        mark-to-market accounting. Since the guidance in SFAS 133 only requires that a
        contract permit net settlement to be a derivative, but does not require the contract actually
        to be net settled, it is unclear to us how your accounting policy complies with EITF 02-3
        and SFAS 133. Please advise, and revise your disclosure as appropriate to clarify this
        matter.

10.   We read elsewhere in your filing that in 2008, Equitable Gas filed a base rate case in
        Pennsylvania, and you reached a settlement regarding this rate case in November 2008
        that must be approved by the Pennsylvania PUC. We also note your disclosures
        elsewhere in the filing regarding the favorable impact of the Equitrans rate case
        settlement recorded in 2006. Please tell us how you considered disclosing your
        accounting policy for revenue recognition when you have a pending rate case.

Note 2. Financial Information by Business Segment, page 71

11.   We note that you disclose total intersegment revenues within your tabular presentation of
        revenues from external customers. We further note from the related footnote (a) that
        intersegment revenues are generated by more than one of your reportable segments. With
        reference to paragraph 27 of SFAS 131, please tell us whether your chief operating
        decision maker is provided with revenues from external customers net of intersegment
        revenues for each segment or is provided with a breakout of intersegment revenues by
        segment, and if so, tell us how you determined you did not need to disclose this
        information to your investors.

Note 5. Sale of Properties, page 76

12.   We note your description of the transactions with Pine Mountain Oil and Gas, Inc. within this footnote and have the following comments:

- We read that you recorded the gain on these transactions in accordance with SFAS 19. We assume that this statement refers to your sale of a partial interest in proved reserves in the Nora area. Please tell us whether you recorded any gain or loss related to your exchange of certain Nora area gathering facilities and pipelines for a 50% interest in the newly formed entity Nora Gathering LLC, and if so, the accounting guidance that you relied upon in determining that such gain or loss recognition was appropriate. Please clarify this matter to your investors, if applicable, in future filings.
- As the reserves, gathering facilities and pipelines in the Nora area were previously part of your operations, please explain to us how you determined it was more appropriate to classify the gain on sale of these assets as non-operating income on your statements of consolidated income instead of classifying it within the subtotal Operating Income. Refer to paragraph 45 of SFAS 144.

Note 6. Acquisitions, page 77

13.   We read that your acquisition of an additional 13.5% working interest in the Roaring Forks area was funded using a portion of the proceeds received from the sale described in Note 5, and therefore qualified as a like-kind exchange under the deferred exchange agreement. Please explain to us in more detail and clarify to your investors what you mean by the deferred exchange agreement, since this appears to be the only place in your filing where you refer to this agreement. Also explain to us in more detail how you accounted for this acquisition, how this acquisition impacted your accounting for the sale of assets in the Nora area as discussed in Note 5, and the accounting guidance that you relied upon.

Note 7. Income Taxes, page 78

14.   We note that you refer to a taxable loss for 2008 several times throughout this footnote. Given the large book pre-tax income seen on the face of your income statement, please expand your disclosures to better explain why there is such a significant difference between your book income and taxable loss for 2008, and if possible provide context as to whether you expect this significant difference between book and taxable income to continue in the future. Also expand your disclosures to better explain why you incurred a significant amount of income tax expense in 2008 given your taxable loss. In this regard, we assume the net tax expense reflects the impact of the deferred tax liabilities, as seen in your tabular presentation of current and deferred tax expense at the top of page 78, but we are requesting that you provide additional information as to why you recorded your highest effective tax rate in five years despite incurring a taxable loss. If you believe

these disclosures would be more appropriate elsewhere in your filing, please tell us where you will place them.

Note 20. Commitments and Contingencies, page 97

15.   We read in the final paragraph of this footnote that you believe that the ultimate outcome of any matter currently pending against you will not materially affect your financial position. Please tell us, and clarify in future filings, the expected impact of these matters on your results of operations and liquidity. In this regard, if you believe that there may be a material impact on your results of operations or liquidity, it appears that additional disclosures would be required under SFAS 5, SOP 94-6 and SAB Topic 5:Y.

Note 21. Guarantees, page 97

16.   We note that in connection with your sale of NORESCO you agreed to maintain certain guarantees of NORESCO's obligations and that you have not recorded any liabilities in your Consolidated Balance Sheet related to these guarantees. Please explain to us how you considered the guidance in paragraph 9 of FIN 45 as it relates to your NORESCO guarantees. In this regard, it is unclear to us how you concluded that the fact that you believe the likelihood of making payments under these guarantees is remote would result in a fair value for these guarantees of zero.

Note 24. Natural Gas Producing Activities (Unaudited), page 100

17.   We note from Note 9 Equity in Nonconsolidated Investments on page 81 that you have investments that are accounted for by the equity method of accounting. We also note that you have not separately disclosed your share of these investees' net oil and gas reserves; your share of these investees' net capitalized costs relating to oil and gas producing activities; your share of these investees' property acquisition, exploration and development costs incurred in oil and gas producing activities; your share of these investees' results of operations for oil and gas producing activities; or your share of these investees' standardized measure of discounted future net cash flows as required by paragraphs 14c, 20, 23, 29, and 32 of SFAS 69. Please explain to us how you considered disclosing these items. If you believe this guidance does not apply or the amounts involved are immaterial, please explain that to us in reasonable detail.

Reserve Information, page 100

18.   Please tell us what your forecasted oil and natural gas production for total proved reserves was for 2008 in your 2007 reserve report. Please reconcile for us any significant differences between the forecasted production volumes and the actual 2008 production volumes.

19.   Please clarify footnote (a) on page 101 regarding changes to your natural gas reserves due to extensions, discoveries and other additions. The footnote states that a portion of the additions are for proved developed reserves which were not previously classified as proved undeveloped reserves. Please tell us if the remaining balance was previously classified as proved undeveloped reserves or was added to your balance of proved undeveloped reserves at December 31, 2008. If the remaining balance was added to proved undeveloped reserves at December 31, 2008, tell us the difference between the two subsets of reserve additions.

20.   Please provide us with your reserve revisions due to price changes separately for oil reserves and also for gas reserves.

Exhibits and Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts, page 108

21.   We note that in Note 16 Accumulated Other Comprehensive Loss on page 91, you discuss a lower of cost or market adjustment that you recorded related to hedged items (gas currently in storage for future sale). Please explain to us how you considered including this inventory valuation allowance in Schedule II – Valuation and Qualifying Accounts and Reserves on page 108. If you believe this section does not apply or the amounts involved are immaterial, please explain that to us in reasonable detail.

Exhibit 10, Material Contracts

22.   Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to your revolving credit agreement and that you indicated in the Form 8-K filed on October 30, 2006 that you would provide any schedules or similar attachments to the Commission upon request. We also note that you did not file the complete underwriting agreement dated May 6, 2008 with the Form 8-K filed on May 12, 2008. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements, and re-file complete, agreements.

23.   Please file as an exhibit a copy of your lease agreement with Liberty Avenue Holdings, L.L.C. regarding your new corporate headquarters, or advise us why you are not required to do so. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Exhibit 23.01, Consent of the Independent Registered Public Accounting Firm

24.   We note that the Consent of the Independent Registered Public Accounting Firm is not signed. Please amend your Form 10-K to provide a conformed signature on this consent,

consistent with the guidance in Rule 302 of Regulation S-T. Please ensure that your amendment complies with the guidance in Rule 12b-15 under the Exchange Act.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 22

Significant Shareholders, page 22

25. We note in footnote number two that George P. Sakellaris has sole voting and dispositive power over 6,205,392 shares, shared voting and dispositive power over 355,000 shares, and beneficial ownership of 80,000 shares held in a trust for the benefit others. This totals 6,640,392 shares beneficially owned. According to your disclosure Mr. Sakellaris is the beneficial owner of only 6,205,392 shares. Please clarify the amount of shares that Mr. Sakellaris beneficially owns.

Executive Compensation, page 25

Compensation Discussion and Analysis, page 25

Tally Sheets, page 32

26. You indicate that the Compensation Committee receives tally sheets annually for each executive officer. Please discuss how the Compensation Committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. For example, please confirm whether the Compensation Committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

Components of the Company Compensation Program, page 34

Annual Incentives, page 35

Financial Component, page 36

27. We note that the financial component identified by the Compensation Committee was actual 2008 earnings per diluted share (EPS) compared to business plan EPS. We also note that 2008 EPS exceed business plan EPS by 42%. Please disclose the business plan goal for 2008 with respect to your Executive Short-Term Incentive Program. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the target would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, to the extent that disclosure of the quantitative or qualitative performance-related factors would

cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Operational Component, page 36

28.   On page 36 you state that the Compensation Committee reviewed your performance with respect to each business unit value driver and assigned an overall performance multiple of 2.60X. Please discuss the factors that the Compensation Committee considered and its analysis of those factors in determining to set the overall performance multiple at 2.60X.

Strategic Component, page 36

29.   On page 37 you state that Mr. Gerber provided the Compensation Committee a report that indicated that the company's performance on the long-term financing, price risk management and Equitable Gas Company initiatives exceeded expectations. Please discuss the basis for Mr. Gerber's conclusion and the Compensation Committee's reasoning in agreeing with Mr. Gerber's conclusion.

Special Grants, page 42

Special Bonus, page 43

30.   We note that in January 2009, the Compensation Committee awarded Mr. Gerber a special cash bonus of $925,012 in recognition of Mr. Gerber's leadership in transitioning you to an integrated energy company through investment in and expansion of the natural gas exploration and production business. Please discuss the specific aspects of Mr. Gerber's leadership that the Compensation Committee considered in awarding this bonus. Also, please discuss how you calculated the amount of the payment.

2009 SVP, page 44

31.   We note that your Compensation Committee approved the 2009 Shareholder Value Plan, effective January 1, 2009. We also note the payments under this program are based on your total shareholder return over the period February 23, 2005 to December 31, 2009, as ranked among the comparably measured total shareholder return of the applicable peer group and your annualized average absolute return on total capital over the five-year period ending December 31, 2009. Please discuss the board's reasoning on setting the performance measures for this program based on a five year period, in which four of the five years has already passed.

Summary Compensation Table, page 49

32.   We note that under Stock Awards column in your Summary Compensation Table and in
        your table on page 21 that discloses non-employee director compensation you listed a
        negative value for the stock awards of several individuals based on a reversal of a portion
        of the awards you previously expensed. In your footnotes to these tables, please provide
        your calculation of how you arrived at these values. Also, please provide a narrative to
        each of these tables to describe any material factors necessary to understand the
        information disclosed in the tables. Please refer to Item 402(e) and 402(k)(3) of
        Regulation S-K.

Equity Compensation Plan Information, page 70

33.   We note your statement in footnote two to your Equity Compensation Plan table that
        shares issuable under the 2008 Employee Stock Purchase Plan program are included in
        your Equity Compensation Plans not approved by Shareholders. However, footnote three
        indicates that these shares issuable under the 2008 Employee Stock Purchase Plan are not
        included in your Equity Compensation Plans Not Approved by Shareholders. Please
        revise or advise.

Form 8-K filed January 29, 2009

Exhibit 99.1

34.   In the press release of January 29, 2009 you state your proved, probable and possible
        reserves at the end of year 2008. You state that the 3P reserves were determined in
        accordance with the guidelines of the Society of Petroleum Engineers' Petroleum
        Resource Management System (PRMS). However, the guidelines for the PRMS reserve
        system specifically states in section 2.2.2 - Category Definition and Guidelines that the
        estimates made for each category should not be aggregated without due consideration of
        their associated risk. Therefore, please tell us how you considered the risk associated
        with each reserve category in determining that it was appropriate to add these reserve
        categories together.

35.   It appears that in this press release, you provide enhanced reserve disclosure that you do
        not provide in your recent Form10-K. Specifically, you breakout the proved developed
        and undeveloped reserves assigned to the major geological formations that you have or
        are in the process of developing. Please revise your document to provide this same level
        of detail in your most recent and future Form 10-K documents.

                            *   *   *   *   *
        As appropriate, please amend your Form 10-K and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with

your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Elizabeth Sellers, Staff Accountant, at (202) 551-3573 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director